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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING_____12/31/07_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESRV PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 BROADWAY 32ND FLOOR
(No. and Street)

NEW YORK   NY   10001
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK FARRELL   (212) 401 5710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.
(Name – if individual, state last, first, middle name)

1430 BROADWAY 6TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008 ✓
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS
05

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

A B
3/11

OATH OR AFFIRMATION

I, ___PATRICK FARRELL_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___RESRV PARTNERS, INC._____ , as

of ____DECEMBER 31_____, 20_07_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO

Title

Margaret M. Mitchell

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Reconciliation between audited and unaudited computation of Net Capital under

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3). Part IIA Filing


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

RESRV PARTNERS, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1250 BROADWAY - 32ND FLOOR [20]
(No. and Street)

NEW YORK [21]   NY [22]   10001 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-26731 [14]
FIRM I.D. NO.

010273 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

01/01/07 [24]
AND ENDING (MM/DD/YY)

12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK FARRELL [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code) — Telephone No.
(212) 401-5710 [31]
OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___27th___ day of _February_ 20 08
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03) 1 of 16

RESRV PARTNERS, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2007

RESERV PARTNERS, INC.

December 31, 2007

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Resrv Partners, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Resrv Partners, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resrv Partners, Inc. as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 11, 2008

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | RESRV PARTNERS, INC. | N3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07	99
SEC FILE NO. 8 26731	98
Consolidated	198
Unconsolidated X	199

	Allowable		Non-Allowable		Total	
1. Cash	$ 5,990,033	200			$ 5,990,033	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	171,733	424			171,733	850
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	80,665	670	80,665	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 6,161,766	540	$ 80,665	740	$ 6,242,431	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RESRV PARTNERS, INC.	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities

	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ᵢ₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	ᵢₒ 4,636,277 [1115]	[1305]	4,636,277 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ᵢ₂	[1390] ᵢ₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ᵢ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 4,636,277 [1230]	$ [1450]	$ 4,636,277 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	ᵢ₅ $	[1770]
22. Partnership (limited partners) ᵢ₁ ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	855,000	[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings	751,154	[1794]
E. Total	1,606,154	[1795]
F. Less capital stock in treasury	ᵢ₆ (	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 1,606,154	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 6,242,431	[1810]

OMIT PENNIES

RESRV PARTNERS, INC.
STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2007

<u>REVENUE</u>

Fees			92,639,172
Dividends Received			495,466
	TOTAL		93,134,638

<u>EXPENSE</u>

Employee Compensation and Related Costs			461,655
Shareholder Service Expense			92,014,678
State and Local Taxes			1,767
General Expenses			150,766
	TOTAL		92,628,866

INCOME BEFORE FEDERAL INCOME TAX		505,772
Deduct: Provision for Federal Income Tax (2)		-
<u>NET INCOME</u>		505,772

RESRV PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE January 1, 2007	1,305,000	245,382	1,550,382
Deduct:			
Withdrawal of Capital	(450,000)		(450,000)
Add:			
Net Income for the Year		505,772	505,772
BALANCE at December 31, 2007	855,000	751,154	1,606,154

RESRV PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:

Net Income		505,772
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities		
Decreases in Amounts Payable to Brokers or Dealers	(5,266,981)	
Decrease in Other Assets	55,038	(5,211,943)
Net Cash Used for Operating Activities		(4,706,171)
Cash Flows from Investing Activities:		
Increase in Securities Owned		(7,310)
Cash Flows from Financing Activities:		
Paid out Capital		(450,000)
Net Increase in Cash and Cash Equivalents		(5,163,481)
Cash and Cash Equivalents at Beginning of Year		11,153,514
Cash and Cash Equivalents at End of Year		5,990,033

(1) Summary of Significant Accounting Policies:
Securities owned are valued at market

The corporation was incorporated in New York State on August 26, 1981 and became registered as a broker-dealer on October 19, 1981.

(2) The corporation and its shareholders have elected effective January 1, 2002 to be treated as a Subchapter S Corporation under applicable Federal and New York State law. Accordingly, no provision has been made for Federal and NY State Corporation taxes.

(3) Net Capital Requirements:
The corporation is subject to the Uniform Net Capital Rule (Rule 15C3-1) of the Securities Act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined not exceed 15 to 1. At December 31, 2007 Resrv Partners, Inc. Net Capital was $1,402,254 whereas the required Net Capital was $309,085. The ratio of Aggregate Indebtedness to net Capital was 331% compared to a maximum amount allowable of 1500%.

(4) Nature of Operations:
Resrv Partners, Inc. is a distributor of the Reserve of Funds portfolios. The corporation is a "Principal Underwriter" for the fund within the meaning of the investment company act of 1940.

(5) Use of Estimates in the preparation of financial statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(6) The corporation maintains cash in bank accounts which at times may exceed federally insured limits.

(7) The corporation is exempt under Rule 17a(5)(d)(4) the computation of Net Capital and aggregate indebtedness as of December 31, 2006 shows no material differences from corresponding unaudited statements filed by Resrv Partners, Inc. as of December 31, 2006.

(8) The corporation is exempt under Rule 15C3-3. We have ascertained that the condition of this exemption was being complied with as of December 31, 2007 and that no facts came to our attention to indicated that the exemption had not been complied with during this period.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   RESRV PARTNERS, INC.   as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 1,606,154	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	1,606,154	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 1,606,154	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 80,665 3540	
	B. Secured demand note delinquency	3590	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	3600	
	D. Other deductions and/or charges	3610 (80,665)	3620
			3630
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions	20 $ 1,525,489	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments $	3660	
	B. Subordinated securities borrowings	3670	
	C. Trading and investment securities:		
	1. Exempted securities	18 123,235 3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities	3734	
	D. Undue Concentration	3650	
	E. Other (List)	3736 (123,235)	3740
10.	Net Capital	$ 1,402,254	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RESRV PARTNERS, INC.	as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 309,085	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 309,085	3760
14. Excess net capital (line 10 less 13)	$ 1,093,169	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 4,636,277	3790
17. Add:		
A. Drafts for immediate credit ....21 $	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$	3810	
C. Other unrecorded amounts (List) ....$	3820	$ 3830
18. Total aggregate indebtedness	$ 4,636,277	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% 331%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

NOT

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ APPLICABLE	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement , or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	RESRV PARTNERS, INC.	as of __12/31/07__

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... A LIMITED BUSINESS MUTUAL FUNDS ONLY   X   [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained..   [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm'₃₀ _____ [4335]   [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ....   [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
₃₁ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
₃₂ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
₃₃ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
₃₄ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
₃₅ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ ₃₆ _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

SEE NOTES TO FINANCIAL STATEMENTS
PAGE 10   SEC 1696 (02-03) 15 of 16

RESRV PARTNERS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING
UNAUDITED FORM X-17A-5 PART IIA FILING
December 31, 2007

Unaudited computation of Net Capital – December 31, 2007 Filing By Broker/Dealer	1,402,254
Audited Computation of Net Capital – December 31, 2007 Filing By Broker/Dealer	1,402,254

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY - 6TH FLOOR
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921-9000
FACSIMILE - (212) 354-1822

REPORT ON INTERNAL CONTROL

The Members
Resrv Partners, Inc.

In planning and performing our audit of the financial statements of Resrv Partners, Inc. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an oopinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the priodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of theBoard of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that tranactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatments on a timely basis. A *significant deficiency* is a control deficiency, or combintion of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally acepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such pruposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Dirctors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 11, 2008

END

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